EXHIBIT 99.1

Press Release Dated November 3, 2011, Suncor Energy Reports 2011 Third Quarter Results

News Release

FOR IMMEDIATE RELEASE

Suncor Energy reports 2011 third quarter results
Record oil sands production drives record operating earnings and cash flow

All financial figures are unaudited and in Canadian dollars (Cdn$) unless noted otherwise. All financial information, unless otherwise noted, has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 34 — Interim Financial Reporting, within Part 1 of the Canadian Institute of Chartered Accountants Handbook, which are within the framework of International Financial Reporting Standards (IFRS). Prior to 2011, the company prepared its Consolidated Financial Statements and interim Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles in effect prior to January 1, 2011 (Previous GAAP). Comparative figures presented in this press release pertaining to Suncor’s 2010 results have been restated to be in accordance with IFRS. A reconciliation of comparative figures from Previous GAAP to IFRS is provided in the notes to the September 30, 2011 unaudited interim Consolidated Financial Statements. Production volumes are presented on a working-interest basis, before royalties, unless otherwise noted.

Certain financial measures in this news release — namely operating earnings, cash flow from operations and Oil Sands cash operating costs — are not prescribed by Canadian GAAP. Operating earnings are defined in the Non-GAAP Financial Measures Advisory section of Suncor’s Management’s Discussion and Analysis, dated November 1, 2011 (the MD&A) and reconciled to GAAP net earnings in the Consolidated Financial Information and Segmented Results and Analysis sections of the MD&A. Oil Sands cash operating costs are defined and reconciled in the Segmented Results and Analysis — Oil Sands section of the MD&A. Cash flow from operations is reconciled in the Non-GAAP Financial Measures Advisory section of the MD&A. These non-GAAP financial measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP financial measures are included because management uses the information to analyze operating performance, leverage and liquidity. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Calgary, Alberta (Nov. 3, 2011) — Suncor Energy Inc. recorded third quarter 2011 net earnings of $1.287 billion ($0.82 per common share), compared to net earnings of $1.224 billion ($0.78 per common share) for the third quarter of 2010.

Operating earnings, which adjusts net earnings for significant items that are not indicative of operating performance, almost tripled to a record $1.789 billion ($1.14 per common share) in the third quarter of 2011 from $617 million ($0.39 per common share) in the third quarter of 2010. The increase in operating earnings was due primarily to higher average upstream price realizations and downstream refining margins, and increased production from the Oil Sands business.

Cash flow from operations was the highest on record at $2.721 billion ($1.73 per common share) in the third quarter of 2011, compared to $1.630 billion ($1.04 per common share) in the third quarter of 2010. The increase in cash flow from operations was primarily due to the same factors that impacted operating earnings.

Production volumes from Suncor’s Oil Sands business (excluding the company’s proportionate production share from the Syncrude joint venture) increased during the third quarter of 2011, averaging a record 326,600 barrels per day (bbls/d), compared with third quarter 2010 production of 306,600 bbls/d.

Suncor Energy Inc. 150 6 Avenue S.W., Calgary, Alberta T2P 3E3 www.suncor.com

Suncor’s total upstream production during the third quarter of 2011 averaged 546,000 barrels of oil equivalent per day (boe/d), compared to 635,500 boe/d during the third quarter of 2010. The decrease in production volumes reflects the divestiture of non-core assets throughout 2010 and 2011, operational issues at Buzzard, and the shut-in of production in Libya, partially offset by record Oil Sands production (excluding Syncrude).

“After safely completing extensive maintenance during the second quarter, record production in our Oil Sands business and strong reliability from our Refining and Marketing business contributed to the highest quarterly cash flow and operating earnings in Suncor’s history,” said Rick George, president and chief executive officer. “This is a good window into the strength of the company, demonstrating the power of our integrated business model to produce superior returns by capitalizing on upstream crude differentials and downstream margins.”

Cash operating costs for Oil Sands (excluding Syncrude) were $36.60 per barrel in the third quarter of 2011, compared to $33.30 per barrel during the third quarter of 2010. The increase is a reflection of higher total cash operating costs primarily due to maintenance on a hydrogen plant, workovers on in situ wells, and growing mining and in situ operations, partially offset by the impact of higher production volumes during the quarter.

Suncor’s proportionate share of production from the Syncrude joint venture contributed an average of 35,900 bbls/d of production during the third quarter of 2011 compared to 31,700 bbls/d in the same quarter of 2010.

The Exploration and Production (E&P) business contributed 183,500 boe/d of production in the third quarter of 2011 compared to 297,200 boe/d in the same period of 2010. The production decrease primarily reflected the divestiture of non-core assets over the past year, which had contributed incremental production of approximately 60,000 boe/d in the third quarter of 2010, the shut-in of production in Libya and operational issues at Buzzard.

Suncor’s downstream Refining and Marketing business continued to produce top-quartile earnings and cash flow, with total refined product sales averaging 90,700 cubic metres per day (m3/d) during the third quarter of 2011 compared to 88,900 m3/d in the third quarter of 2010. The company’s four refineries achieved an overall combined utilization rate of 97% during the quarter.

“The tremendous work of our employees and contractors on Suncor’s operational excellence management system has helped us improve reliability across the company,” said George. “While we are not done by any means, we expect these continuing efforts to produce solid, sustained results going forward.”

Strategy and Operational Update

Suncor continues to move forward on its ten-year growth strategy outlined in December 2010. In support of this strategy, growth spending in the third quarter was primarily focused on expansion of the company’s in situ oil sands operations, ongoing construction of a new oil sands hydrotreating unit and implementation of new tailings reclamation technology across existing oil sands mining operations.

Suncor’s Firebag Stage 3 expansion is almost completely operational. The first well pad is producing oil, while central processing facilities are producing steam, and processing water and fluids. The company expects to reach peak production levels during the second half of 2013. With the ramp up of production from the Stage 3 expansion, the recent completion of planned maintenance at Firebag and MacKay River, and the addition of infill wells at Firebag, in situ production surpassed 100,000 bbls/d for the first time in late October.

The construction of infrastructure, central plant and cogeneration facilities, and two well pads continues on the Firebag Stage 4 expansion. Some infrastructure required for Stage 4 has been completed as part of Stage 3. The company expects to begin production from the Stage 4 expansion late in the first quarter of 2013. The Stage 3 and 4 expansions each have a planned capacity of 62,500 bbls/d of bitumen.

During the third quarter, the company completed construction and initiated commissioning of the hydrogen plant portion of the Millennium Naphtha Unit (MNU). The naphtha hydrotreater portion of the MNU project is scheduled to be completed before the end of the year.

“The completion of the new MNU hydrogen plant and naphtha hydrotreater and the successful restart of one of our hydrogen plants will go a long way in providing flexibility to boost our sweet production,” said George. “Going forward, this will help us maximize our profit margin on upgraded oil sands barrels.”

In E&P North Sea operations, the preliminary field development plan for the Golden Eagle Area Development in the United Kingdom (U.K.) portion of the North Sea, which includes stand-alone facilities designed for 70,000 boe/d of gross production, was approved by the U.K. Department of Energy and Climate Control. The company anticipates first production late in 2014. Suncor has a 26.69% interest in this development. At the Buzzard facility, October production rates have improved significantly compared to average rates for the year due primarily to the completion of scheduled maintenance and the commissioning of the fourth platform, which enables production from all wells.

In E&P’s Other International operations, the transition to a new government in Libya resulted in the lifting of many of the sanctions that were impacting Suncor’s operations in the country. The company is cautiously optimistic about a return to operations as it formulates a re-entry plan and co-operates with the joint venture operator, who is working to restart production. At this time, there has been no change in the company’s assessment of the impairment of assets in Libya.

In response to recent events in Syria, new sanctions were announced during the quarter prohibiting, among other things, the purchase of Syrian oil production and new investment in the Syrian oil industry. Current sanctions do not impact the production and sale of natural gas from the Ebla project, which is not exported, but which helps meet the domestic energy supply. Suncor continues to comply with the terms of all applicable sanctions and recognizes the concerns that exist about ongoing events in Syria. Suncor continues to carefully monitor the unrest and is taking all necessary precautions for the safety of our people. Suncor believes that, by employing local Syrian staff, developing Syrian capability and producing natural gas to generate electricity for domestic consumption, the company can be a positive contributor in Syria, provided the work can be done responsibly. To that end, Suncor is also focused on the social responsibility we have in operating in an area affected by conflict.

In offshore East Coast Canada operations, White Rose is proceeding with a pilot project to provide additional information about the West White Rose field that is part of the White Rose Extensions. The completion of the first of two pilot wells occurred in the third quarter of 2011, with water injection support expected to come on-stream late in 2011. The extended dockside maintenance program originally planned for Terra Nova in 2011 has been deferred until 2012 so that plans to resolve hydrogen sulphide issues may be implemented concurrently. In October, the company commenced a maintenance outage at Terra Nova that is scheduled to run for four weeks, during which time there will be no production.

In Suncor’s renewable energy business, development of the 88-megawatt Wintering Hills wind power project in southern Alberta is under budget and ahead of schedule. Activity during the third quarter focused on erecting and commissioning turbines and reclaiming land. The project is currently producing power and is expected to be fully operational by the end of November. The company holds a 70% interest in this project.

In September, Suncor initiated a plan to repurchase up to $500 million of its common shares, signifying its confidence in the underlying value of the company despite the recent sell-off in equity markets. The company has repurchased approximately 6.4 million shares under the plan since its inception on September 6, returning more than $180 million to shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term growth strategy.

Corporate Guidance

Suncor has revised the corporate guidance that it previously issued on July 28, 2011. The key changes in the company’s guidance presented below include:

•                  The narrowing of the production range for Oil Sands (excluding Syncrude) reflects operating performance coming out of the planned maintenance event in the second quarter of 2011.

•                  The change in the sweet/sour sales mix reflects maintenance completed during the third quarter of 2011 on a hydrogen plant, which reduced Oil Sands capacity to produce sweet synthetic crude through the period of maintenance.

•                  The increase in guidance for East Coast Canada production reflects operating performance through the first nine months of 2011.

•                  The reduction in guidance for International production reflects unplanned maintenance at Buzzard during the third quarter of 2011.

	2011 Full Year Outlook July 28, 2011	2011 Full Year Outlook Revised November 3, 2011	Actual Nine Months Ended September 30, 2011
Suncor Total Production (boe/d)	520,000 – 570,000	530,000 – 560,000	535,900
Oil Sands(1)
Production (bbls/d)	280,000 – 310,000	300,000 – 310,000	297,400
Sales
Diesel	8%	8%	7%
Sweet	33%	29%	26%
Sour	55%	56%	58%
Bitumen	4%	7%	9%
Realization on crude sales basket	WTI @ Cushing less Cdn$5.50 to Cdn$6.50 per barrel	WTI @ Cushing less Cdn$5.50 to Cdn$6.50 per barrel	WTI @ Cushing less $7.68 per barrel
Cash operating costs(2)	$39 to $43 per barrel	$39 to $41 per barrel	$40.40 per barrel
Syncrude
Production (bbls/d)	35,000 – 37,000	35,000 – 37,000	36,100
North America Onshore
Production (mmcfe/d)	370 – 410	380 – 400	396
Natural gas	92%	92%	92%
Crude oil and liquids	8%	8%	8%
East Coast Canada
Production (bbls/d)	58,000 – 65,000	64,000 – 70,000	66,400
International
Production (boe/d)	80,000 – 90,000	68,000 – 76,000	70,000
Crude oil and liquids	82%	81%	80%
Natural gas	18%	19%	20%

(1)                                  Excludes Suncor’s proportionate share of production and operating costs from the Syncrude joint venture.

(2)                                Cash operating cost estimates are based on the following assumptions: (i) production volumes and sales mix as described in the table above, and (ii) an average natural gas price of $3.50 per gigajoule at AECO. Cash operating costs is a non-GAAP financial measure. See the Non-GAAP Financial Measures Advisory section of the MD&A.

For further details regarding Suncor’s 2011 corporate guidance, see www.suncor.com/guidance.

Advisories, Assumptions and Risk Factors

The Strategy and Operational Update and Corporate Guidance sections above contain forward-looking information that is subject to a number of risks and uncertainties, many of which are beyond Suncor’s control, including those outlined below.

Assumptions for the Oil Sands 2011 Full Year Outlook include those relating to reliability and operational efficiency initiatives that we expect will minimize unplanned maintenance for the remainder of 2011. Assumptions for the East Coast Canada, International and North America Onshore 2011 Full Year Outlook include those relating to reservoir performance, drilling results, facility reliability, changes in production quotas and successful execution of planned maintenance events.

Factors that could potentially impact Suncor’s corporate guidance for 2011 include, but are not limited to:

•                       Bitumen supply. A temporary decline in ore grade quality that is expected to impact mining operations for the next twelve months, unplanned maintenance of mine equipment and extraction plants, tailings storage and in situ reservoir performance could impact 2011 production targets.

•                       Performance of recently commissioned facilities. Production rates while new equipment is being brought into service are difficult to predict and can be negatively impacted by unplanned maintenance.

•                       Unplanned maintenance. Production estimates could be negatively impacted if unplanned work is required at any of our mining, production, upgrading, refining, pipeline, or offshore assets.

•                       Planned maintenance events. Production estimates could be negatively impacted if planned maintenance events, such as the four-week outage scheduled for Terra Nova, are affected by unexpected events or not effectively executed.

•                       Commodity prices. Declines in commodity prices may alter our production outlook and/or reduce our capital expenditure plans.

•                       Foreign operations. Suncor’s foreign operations and related assets are subject to a number of political, economic and socio-economic risks. Suncor’s operations in Syria may be constrained by political unrest.

Additional assumptions for the 2011 Full Year Outlook can be found at www.suncor.com/guidance, which assumptions are herein incorporated by reference.

Legal Advisory — Forward-Looking Information

This News Release contains certain forward-looking statements and other information based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of its experience and its perception of historical trends, including: expectations and assumptions concerning the accuracy of reserves and resources estimates; commodity prices and interest and foreign exchange rates; capital efficiencies and cost-savings; applicable royalty rates and tax laws; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour and services; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and other information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures, commodity prices, costs, schedules, production volumes, operating and financial results and expected impact of future commitments are forward-looking statements. Some of the forward-looking statements and information may be identified by words like “expects”, “guidance”, “anticipated”, “estimated”, “plans”, “scheduled”, “belief”, “projects”, “could”, “outlook”, “target”, “objective”, and similar expressions. Forward-looking statements in this News Release include references to the following;

•                              Suncor’s expectations that efforts will continue to produce solid, sustained results going forward;

•                              Planned capacities for each of Firebag Stages 3 and 4 of 62,500 bbls/d of bitumen;

•                              Production from the Firebag Stage 3 expansion is expected to achieve peak production levels during the second half of 2013;

•                              Production from the Firebag Stage 4 expansion is expected late in the first quarter of 2013;

•                              Construction of the naphtha hydrotreater portion of the MNU will be completed prior to year end;

•                              The Golden Eagle Area Development will include stand-alone facilities designed for 70,000 boe/d of gross production, and the company anticipates first production late in 2014;

•                              Water injection support is expected to come on stream late in 2011 for the first of two pilot wells as part of the West White Rose field in the White Rose Extensions;

•                              The maintenance outage at Terra Nova that is scheduled to run for four weeks;

•                              The Wintering Hills wind project will be fully operational by the end of November;

•                              The extended dockside maintenance planned for Terra Nova in 2012; and

•                              The decision to allocate cash to the NCIB will not affect Suncor’s long-term growth strategy.

Forward-looking statements and information are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them.

Additional risks, uncertainties and other factors that could influence financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business condition, such as commodity prices, interest rates and currency exchange; fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition of taxes or changes to fees and royalties, and changes in environmental and other regulations; the ability and willingness of parties with whom we have material relationships to perform their obligations to us; the occurrence of unexpected events such as fires, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; our ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates; maintaining an optimal debt to cash flow ratio; the success of the company’s risk management activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws; risks and uncertainties associated with closing a transaction for the purchase or sale of an oil and gas property, including estimates of the final consideration to be paid or received, the ability of counterparties to comply with their obligations in a timely manner and the receipt of any required regulatory or other third-party approvals outside of Suncor’s control that are customary to transactions of this nature; the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy; failure to realize anticipated synergies or cost savings; risks regarding the integration of Suncor and Petro-Canada after the merger; and incorrect assessments of the values of assets acquired and liabilities assumed in the merger with Petro-Canada. The foregoing important factors are not exhaustive.

Suncor’s Earnings Release, Quarterly Report and Management’s Discussion & Analysis for the third quarter of 2011 and its most recently filed Annual Information Form/Form 40-F, Annual Report to Shareholders and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by email request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Certain crude oil and natural gas liquids (NGL) volumes have been converted to millions of cubic feet equivalent (mmcfe) of natural gas on the basis of one barrel to six thousand cubic feet (mcf). Also, certain natural gas volumes have been converted to barrels of oil equivalent (boe) on the same basis. Any figure presented in mmcfe or boe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or NGL to six mcf of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not necessarily represent value equivalency at the wellhead.

Suncor Energy Inc. is Canada’s premier integrated energy company. Suncor’s operations include oil sands development and upgrading, conventional and offshore oil and gas production, petroleum refining, and product marketing under the Petro-Canada brand. While working to responsibly develop petroleum resources, Suncor is also developing a growing renewable energy portfolio. Suncor’s common shares (symbol: SU) are listed on the Toronto and New York stock exchanges.

For more information about Suncor Energy Inc. please visit our web site at www.suncor.com .

A full copy of Suncor’s third quarter 2011 Report to Shareholders and the financial statements and notes (unaudited) can be downloaded at www.suncor.com/financialreporting or www.sedar.com or by calling 1-800-558-9071 toll-free in North America.

To listen to the conference call discussing Suncor’s second quarter results, visit www.suncor.com/webcasts.

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